UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G/A	Estimated average burden hours per response …… 10.4

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CELADON GROUP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

150838100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

Page 1 of 5 pages

CUSIP No.		150838100

1. Names of Reporting Persons		Stephen Russell
I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	1,351,194 (1)(2)(3)
	6. Shared Voting Power	0
	7. Sole Dispositive Power	1,351,194 (1)(2)(3)
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		1,351,194 (1)(2)(3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]
11. Percent of Class Represented by Amount in Row (9)		6.1% (4)
12. Type of Reporting Person (See Instructions)		IN

(1)  Includes 56,250 shares of Common Stock issuable pursuant to original grant of 25,000 restricted stock units granted on October 30, 2003.  The number of restricted stock units currently exercisable reported above has been adjusted for the 3-for-2 stock splits declared 2/1/06 and 6/1/06.

(2)  Includes 57,500 options to purchase granted 4/4/02 which represent the original grant of 70,000 of which 23,334, 23,333, and 23,333 became exercisable on 4/4/03, 4/4/04, and 4/4/05, respectively. Includes 141,750 options to purchase granted on 1/12/2006 which are currently exercisable or will be exercisable within sixty days which represent the vested portion of the original grant of 126,000 options.  There are no additional options to purchase exercisable within sixty days.  The number of options currently exercisable reported above has been adjusted for the 3-for-2 stock splits declared 2/1/06 and 6/1/06.

(3)  Includes 42,000 shares held by Reporting Person’s spouse, which the Reporting Person disclaims beneficial ownership of and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.  The Reporting Person’s spouse owned these shares prior to her marriage to the Reporting Person.

(4)  The percentage indicated is based upon 21,991,519 shares of Common Stock outstanding, which includes all outstanding shares of restricted Common Stock issued, vested, and outstanding and 199,250 shares underlying the Reporting Person’s options to purchase that are currently exercisable or will be exercisable within sixty days.

Page 2 of 5 pages

Item 1(a).    Name of Issuer:

     Celadon Group, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

     One Celadon Drive, 9503 E 33rd St, Indianapolis, IN 46235-4207

Item 2(a).    Name of Person Filing:

     Stephen Russell

Item 2(b).    Address of Principal Business Office or, if none, Residence:

     One Celadon Drive, 9503 E 33rd St, Indianapolis, IN 46235-4207

Item 2(c).    Citizenship:

     United States of America

Item 2(d).    Title of Class of Securities:

     Common Stock

Item 2(e).    CUSIP Number:

     150838100

Item 3.        If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Page 3 of 5 pages

Item 4.     Ownership:

  (a)  Amount beneficially owned:  1,351,194 (1)(2)(3)
  (b)  Percent of class:  6.1% (4)
  (c)  Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote 1,351,194 (1)(2)(3)
(ii)          Shared power to vote or to direct the vote:  0
(iii)         Sole power to dispose or to direct the disposition of:  1,351,194 (1)(2)(3)
(iv)         Shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class:

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
  beneficial owner of more than five percent of the class of securities, check the following   [  ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

  Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By
  the Parent Holding Company or Control Person:

  Not applicable.

Item 8.     Identification and Classification of Members of the Group:

  Not applicable.

Item 9.      Notice of Dissolution of Group:

  Not applicable.

Item 10.   Certification:

  Not applicable.

(1)  Includes 56,250 shares of Common Stock issuable pursuant to original grant of 25,000 restricted stock units granted on October 30, 2003.  The number of restricted stock units currently exercisable reported above has been adjusted for the 3-for-2 stock splits declared 2/1/06 and 6/1/06.

(2)  Includes 57,500 options to purchase granted 4/4/02 which represent the original grant of 70,000 of which 23,334, 23,333, and 23,333 became exercisable on 4/4/03, 4/4/04, and 4/4/05, respectively. Includes 141,750 options to purchase granted on 1/12/2006 which are currently exercisable or will be exercisable within sixty days which represent the vested portion of the original grant of 126,000 options.  There are no additional options to purchase exercisable within sixty days.  The number of options currently exercisable reported above has been adjusted for the 3-for-2 stock splits declared 2/1/06 and 6/1/06.

(3)  Includes 42,000 shares held by Reporting Person’s spouse, which the Reporting Person disclaims beneficial ownership of and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.  The Reporting Person’s spouse owned these shares prior to her marriage to the Reporting Person.

(4)  The percentage indicated is based upon 21,991,519 shares of Common Stock outstanding, which includes all outstanding shares of restricted Common Stock issued, vested, and outstanding and 199,250 shares underlying the Reporting Person’s options to purchase that are currently exercisable or will be exercisable within sixty days.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

/s/ Stephen Russell
Stephen Russell

Page 5 of 5 pages